UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s second quarter of 2022 financial and operating report

July 12th, 2022 / 2Q22

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the second quarter of 2022.

3.1M wireless net additions and 186k new broadband accesses

We ended June with 306 million wireless subscribers after incorporating 12.9 million subscribers from the acquisition of Oi. Organically, we gained 1.8 million mobile postpaid subscribers and 1.3 million prepaid clients. Our postpaid and prepaid base increased 12.5% and 8.9% year-on-year, respectively.

Fixed-broadband is still the main driver on the fixed-line platform; we connected 186 thousand new broadband accesses, including 92 thousand in Argentina, 36 thousand in Eastern Europe and approximately 20 thousand in each Central America and Mexico.

Service revenue +4.9% YoY at constant exchange rates

Revenue of 217 billion pesos was up 3.3% in Mexican peso terms, with net service revenue expanding 4.5%. At constant exchange rates, the latter expanded 4.9%.

Mobile service revenue +8.5% YoY and broadband revenue + 3.3% YoY

Mobile service revenue expanded 8.5% at constant exchange rates, which reflects the impact of the consolidation of some of Oi’s clients and revenue from May 1st. Correcting for this effect, mobile service revenue would have increased 7.4%, compared to the 6.3% growth rate observed in the prior quarter.

Service revenue on the fixed-line platform declined 0.5% year-on-year at constant exchange rates. Broadband revenue was up 3.3% whereas corporate network revenue growth increased to 8.9% from 4.9% the prior quarter. The decline in PayTV revenue moderated somewhat to 5.3%, mostly on account of improvements in Brazil.

EBITDA +4.2% YoY at constant exchange rates

Second quarter EBITDA totaled 82.7 billion pesos, a 4.0% increase in nominal peso terms and 4.2% at constant exchange rates, with the EBITDA margin rising 0.2 percentage points to 38.0%.

Net income of MxP 14Bn

Our operating profit of 41.0 billion pesos in the quarter, resulted in a net income of 13.7 billion pesos, after comprehensive financing costs of 18.1 billion pesos of which approximately half were net interest payments.

CapEx of MxP 66Bn and shareholder distributions of MxP 16Bn

Our operating cash flow allowed us to cover our capital expenditures in the amount of 65.6 billion pesos. We raised 43.8 billion pesos year-to-date which helped us fund 19.6 billion pesos for the purchase of Oi and a price adjustment related to the sale of Tracfone; as well as 11.6 billion pesos in labor obligations. Shareholder distributions totaled 16.3 billion pesos, all in the form of share buybacks.

Net debt to EBITDAaL at 1.36x

Our net debt ended June at 414.7 billion pesos. Under IAS17 our net debt to LTM EBITDA ratio stood at 1.36x.

We will host our conference call to discuss 2Q22 financial and operating results on July 13th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	2Q22	2Q21

Earnings per Share (Mex$) (1)	0.21	0.65

Earning per ADR (US$) (2)	0.21	0.64

EBITDA per Share (Mex$) (3)	1.29	1.20

EBITDA per ADR (US$)	1.29	1.20

Net Income (millions of Mex$)	13,683	42,815

Average Shares Outstanding (billion)	64.0	66.3

Shares Oustanding End of Period (billion)	63.9	66.1

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of June 2022

Country	Brand	Business	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

Netherlands	KPN	wireless/wireline	19.4%

Austria	Telekom Austria	wireless/wireline	51.0%

Note

On November 23rd, 2021 we completed the sale of TracFone Wireless. The financial statements presented in this report account for TracFone as a discontinued operation and include the net profit generated by that subsidiary up to the date of the divestment and the net gain generated by its sale, under “net income from discontinued operations”.

The reported figures for Argentina corresponding to the second quarter of 2022 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Sale of Claro Panama

On July 1st, 2022 we completed the sale of Claro Panama to Cable & Wireless Panama, an affiliate of Liberty Latin America. The transaction excludes all telecommunication towers owned indirectly by AMX in Panama and the Claro trademarks.

S&P upgraded América Móvil credit rating to A-/Stable

On July 6th, 2022 S&P Global Ratings upgraded América Móvil by one notch to A-/Stable. The financial strength of our company, our geographic diversification and consistent solid operating results have given us A- ratings from all three rating agencies, the best credit rating among major telcos in the Western Hemisphere. (Moody’s A3 / S&P A-/Fitch A-).

Access Lines

1.8M postpaid and 1.3M prepaid net adds

We ended June with 306 million wireless subscribers after incorporating 12.9 million subscribers from the acquisition of Oi in Brazil. Organically, we had net additions of 3.1 million which include 1.8 million postpaids and 1.3 million prepaid net adds. Our postpaid base ended June with 116 million subsccribers, after the integration of Oi. Brazil led the way in terms of postpaid growth after adding 779 thousand subscribers followed by Colombia with 272 thousand.

186k new broadband clients

On the fixed-line segment, we connected 186 thousand broadband accesses and disconnected 33 thousand PayTV subscriptions and 60 thousand landlines. At the end of June we had 74.6 million RGUs, 30.9 million broadband accesses, 13.7 million PayTV subscriptions and just over 30 million landlines.

Wireless subscribers as of June 2022
Total(1) (Thousands)

Country	Jun ’22	Mar ’22	Var.%	Jun ’21	Var.%

Argentina, Paraguay and Uruguay	26,638	26,463	0.7%	25,541	4.3%

Austria	8,306	8,084	2.7%	7,484	11.0%

Brazil	85,735	71,804	19.4%	67,772	26.5%

Central America	16,976	16,763	1.3%	15,912	6.7%

Caribbean	7,222	7,143	1.1%	6,713	7.6%

Chile	7,228	7,136	1.3%	6,746	7.1%

Colombia	36,322	35,710	1.7%	33,844	7.3%

Eastern Europe	14,969	14,837	0.9%	14,841	0.9%

Ecuador	8,802	8,747	0.6%	8,308	6.0%

Mexico	81,364	80,990	0.5%	78,742	3.3%

Peru	12,202	12,066	1.1%	11,501	6.1%

Total Wireless Lines	305,764	289,743	5.5%	277,403	10.2%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of June 2022
Total(1) (Thousands)

Country	Jun ’22	Mar ’22	Var.%	Jun ’21	Var.%

Argentina, Paraguay and Uruguay	2,417	2,183	10.7%	1,679	43.9%

Austria	2,995	3,019	-0.8%	3,096	-3.3%

Brazil(2)	24,699	24,991	-1.2%	25,930	-4.7%

Central America	4,552	4,480	1.6%	4,327	5.2%

Caribbean	2,673	2,639	1.3%	2,615	2.2%

Chile	1,284	1,317	-2.5%	1,372	-6.4%

Colombia	9,075	9,003	0.8%	8,673	4.6%

Eastern Europe	3,140	3,055	2.8%	2,975	5.5%

Ecuador	582	560	3.9%	493	18.0%

Mexico	21,256	21,361	-0.5%	21,536	-1.3%

Peru	1,962	1,931	1.6%	1,855	5.7%

Total RGUs	74,632	74,540	0.1%	74,551	0.1%

(1) Fixed Line, Broadband and Television (Cable & DTH).

(2) The number of PayTV units has been adjusted to the criteria by which we report to the local regulator.

América Móvil Consolidated Results

The trend towards higher interest rates in the U.S. dollar market that began in March continued unabated in the second quarter as inflation fears dominated sentiment, with both short and long-term interest rates rising. By the second week of June long term rates peaked and began a downward trend as markets shifted their focus towards the negative impact on economic activity that would be derived from substantially higher short term interest rates. By the end of the quarter the dollar had appreciated vis-à-vis all major currencies in our region of operations, including the Mexican peso, the Brazilian real, the Colombian peso and the euro.

Our revenue reached 217.4 billion pesos in the quarter, 3.3% more than in the year-earlier quarter in Mexican peso terms, with net service revenue expanding 4.5%. At constant exchange rates the latter increased 4.9% (excluding Argentina given its high inflation rates). The difference between the two has to do with the nominal revenue reflecting the increased value in Mexican peso terms of the sales revenue in dollar-based operations and in those countries whose exchange rates are roughly pegged to the dollar.

Mobile service revenue expanded 8.5% at constant exchange rates, which reflects the impact of the consolidation of some of Oi’s clients and revenue from May 1st. Correcting for this effect, mobile service revenue would have expanded 7.4%, compared to the 6.3% growth rate observed the prior quarter. With 20.1% mobile service revenue growth—13.7% without Oi—Brazil was our top performer, as our Eastern European operations posted 9.6% growth, Mexico 8.8%, Peru 7.5%, Dominican Republic 6.9% and Austria 6.2%. Prepaid and postpaid revenue growth accelerated in the second quarter to 8.7% and 8.4%, respectively.

Service revenue on the fixed-line platform was almost flat, declining 0.5% year-on-year; the prior quarter it had come down by 1.1%. Our Eastern European operations continued to be the leaders in revenue growth in this segment, at 11.8%, followed by the Dominican Republic at 5.8%. Mexico and Brazil both experienced -2.5% revenue reductions, smaller than the ones registered in the first quarter. Broadband revenue was up 3.3%—a similar pace to that of the first quarter—whereas corporate network revenue growth increased to 8.9% from 4.9% in the prior quarter. The decline in PayTV revenue moderated somewhat, to -5.3%, mostly on account of improvements in Brazil.

Second quarter EBITDA totaled 82.7 billion pesos, a 4.0% increase in nominal terms and 4.2% at constant exchange rates, with the EBITDA margin rising 0.2 percentage points to 38.0%. EBITDA expanded 10.3% in our Eastern European operations, 8.8% in Brazil, 8.6% in the Dominican Republic and 5.2% in Mexico.

Our operating profit of 41.0 billion pesos in the quarter resulted in a net income of 13.7 billion pesos after comprehensive financing costs of 18.1 billion pesos of which approximately half were net interest payments.

Throughout the first half of the year, our operating cash flow, which already reflects our working capital requirements, fully covered our capital expenditures in the amount of 65.6 billion pesos. We raised 43.8 billion pesos in net financing in the period that helped us fund 19.6 billion pesos for the purchase of Oi and a price adjustment related to the sale of TracFone; and 11.6 billion pesos in labor obligations. Shareholder distributions of 16.3 billion pesos in share buybacks were partly funded by 3.2 billion pesos in dividend income from our KPN and Verizon stakes. Given the high seasonality of our working capital requirements we foresee a reduction in the second half of the year.

Our net debt excluding leases stood at 414.7 billion pesos at the end of June, a 7.1 billion increase relative to December. It was equivalent to 1.36 times net debt to LTM EBITDA. Approximately 55 billion pesos in debt obligations will be transferred to Sitios Latinoamérica upon its spin-off from América Móvil to take place in the third quarter.

América Móvil’s Income Statement Proforma(1) Millions of Mexican pesos
	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Service Revenue	180,685	172,952	4.5%	357,998	344,570	3.9%

Equipment Revenue	34,631	35,543	-2.6%	66,473	68,351	-2.7%

Total Revenue(2)	217,392	210,397	3.3%	428,617	416,682	2.9%

Cost of Service	55,384	54,213	2.2%	111,332	108,655	2.5%

Cost of Equipment	30,042	30,168	-0.4%	57,587	58,388	-1.4%

Selling, General & Administrative Expenses	47,983	44,986	6.7%	93,858	89,332	5.1%

Others	1,305	1,533	-14.9%	2,018	2,927	-31.0%

Total Costs and Expenses	134,714	130,900	2.9%	264,795	259,302	2.1%

EBITDA	82,677	79,497	4.0%	163,821	157,380	4.1%

% of Total Revenue	38.0%	37.8%		38.2%	37.8%

Depreciation & Amortization	41,717	40,085	4.1%	83,021	80,426	3.2%

EBIT	40,961	39,412	3.9%	80,800	76,955	5.0%

% of Total Revenue	18.80%	18.70%		18.90%	18.50%

Net Interest Expenses	9,983	8,363	19.4%	18,978	17,105	11.0%

Other Financial Expenses	12,237	-4,447	375.2%	18,478	6,300	193.3%

Foreign Exchange Loss	-4,138	-21,076	80.4%	-26,712	-4,715	n.m.

Comprehensive Financing Cost (Income)	18,082	-17,160	205.4%	10,744	18,690	-42.5%

Income & Deferred Taxes	7,808	16,949	-53.9%	23,000	19,126	20.3%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	15,071	39,623	-62.0%	47,056	39,139	20.2%

Equity Participation in Results of Affiliates	11	3	326.9%	-4	16	-126.6%

Minority Interest	-1,399	-1,291	-8.3%	-2,571	-2,235	-15.1%

Net Income from Continued Operations	13,683	38,334	-64.3%	44,481	36,921	20.5%

Net Income from Discontinued Operations (TracFone)	0	4,481	-100.0%	0	7,705	-100.0%

Net Income	13,683	42,815	-68.0%	44,481	44,625	-0.3%

(1) Adjusted to reflect the sale of TracFone.

(2) Total Revenue include Other Revenue.

n.m. Not meaningful.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Jun ‘22	Dec ‘21	Var.%		Jun ‘22	Dec ‘21	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	150,756	156,383	-3.6%	Short Term Debt(1)	126,465	145,223	-12.9%

Accounts Receivable	210,479	212,977	-1.2%	Lease-Related Debt	30,974	27,632	12.1%

Other Current Assets	19,189	10,611	80.8%	Accounts Payable	275,325	260,879	5.5%

Inventories	33,623	24,185	39.0%	Other Current Liabilities	111,684	100,279	11.4%

	414,047	404,157	2.4%		544,449	534,013	2.0%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,469,046	1,408,997	4.3%	Long Term Debt	439,009	418,807	4.8%

-Depreciation	734,371	677,801	8.3%	Lease-Related Debt	72,294	71,022	1.8%

Plant & Equipment, net	734,675	731,197	0.5%	Other Liabilities	204,265	211,766	-3.5%

Rights of Use	93,862	90,372	3.9%		715,567	701,595	2.0%

Investments in Affiliates and Other Investments	9,756	9,947	-1.9%

Deferred Assets

Goodwill (Net)	141,645	136,578	3.7%

Intangible Assets	134,020	143,226	-6.4%	Shareholder’s Equity	446,404	454,042	-1.7%

Deferred Assets	178,415	174,173	2.4%

Total Assets	1,706,420	1,689,650	1.0%	Total Liabilities and Equity	1,706,420	1,689,650	1.0%

(1)Includes current portion of Long Term Debt.

Mexico

374k mobile net adds

We added 374 thousand subscribers in the second quarter, including 22 thousand postpaids to end June with 81.4 million wireless clients, 3.3% more than a year before. On the fixed-line platform RGUs were off 1.3% year-on-year after disconnecting 105 thousand land-lines. Fixed-broadband accesses rose by 20 thousand units.

Mobile service revenue +8.8%

Our Mexican revenue totaled 76.8 billion pesos, 2.1% more than a year before, with service revenue expanding 4.9%, roughly in line with the pace registered the prior quarter. Mobile service revenue rose 8.8% helped along by a 10.4% increase in prepaid revenue, with postpaid revenue accelerating to a 6.6% pace. Postpaid ARPUs increased 7.2% and prepaid ARPUs 5.9% from the year-earlier quarter.

Broadband revenue +3.5% YoY

Fixed-line service revenue was down 2.5%, slightly less than in the prior quarter. This decline was fully driven by a reduction in voice revenue, which has become more rapid, -9.5% in the second quarter compared to -7.6% the prior one. Broadband revenue has accelerated somewhat, to 3.5%, from 3.1% in the first quarter. Corporate networks revenue was flat year-on-year, 0.1%, whereas they had declined 5.3% the precedent quarter.

EBITDA margin at 40.3% of revenue

EBITDA of 31.0 billion pesos was up 5.2% year-on-year, in line with the pace of the first quarter. It represented 40.3% of revenue, 1.2 percentage points more than a year before.

5G coverage in 40 cities

We have continued with the roll-out of our 5G network, reaching 40 cities with 56 million pops at the end of June. The deployment of 5G networks enables us to expand capacity more efficiently and enhances customer experience with greater speed and quality.

    Income Statement Mexico Millions of MxP

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	76,844	75,291	2.1%	149,203	146,757	1.7%

Total Service Revenue	58,490	55,743	4.9%	115,758	110,261	5.0%

Total Equipment Revenue	16,934	18,579	-8.9%	30,740	34,566	-11.1%

Wireless Revenue	56,835	55,223	2.9%	109,357	106,561	2.6%

Service Revenue	39,990	36,760	8.8%	78,823	72,239	9.1%

Equipment Revenue	16,845	18,464	-8.8%	30,534	34,322	-11.0%

Fixed Line Revenue	18,589	19,098	-2.7%	37,141	38,267	-2.9%

Service Revenue	18,500	18,984	-2.5%	36,935	38,022	-2.9%

Equipment Revenue	89	115	-22.5%	206	244	-15.5%

EBITDA	30,978	29,450	5.2%	61,283	58,209	5.3%

% total revenue	40.3%	39.1%		41.1%	39.7%

EBIT	22,986	21,727	5.8%	45,378	42,784	6.1%

% total revenue	29.9%	28.9%		30.4%	29.2%

(1) Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Mexico Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	81,364	78,742	3.3%

Postpaid	14,541	14,556	-0.1%

Prepaid	66,824	64,185	4.1%

ARPU (MxP)	166	157	5.2%

Churn (%)	3.3%	3.5%	(0.2)

Revenue Generating Units (RGUs)(1)	21,256	21,536	-1.3%

Fixed Lines	11,135	11,582	-3.9%

Broadband	10,120	9,954	1.7%

(1)Fixed Line and Broadband.

Brazil

779k postpaid adds

Our wireless subscriber base ended June with a total of 85.7 million clients after incorporating 12.9 million subscribers from Oi (8.2 million prepaid and 4.7 million postpaid); it increased 7.5% organically year-on-year. As Claro runs the fastest data network in Brazil1 it continued to lead growth in the wireless postpaid segment, adding 779 thousand contract clients. On the fixed-line platform we had a total of 24.7 million RGUs, down 4.7% after disconnecting 293 thousand units including 189 thousand PayTV subscriptions and 105 thousand voice lines.

Mobile service revenue +14% YoY organically

Revenue for the quarter totaled 10.5 billion reais, up 7.7%, following the integration of a portion of Oi’s former clients and revenues from May 1st. Organically, service revenue increased 5.0% in the period, accelerating from 2.4% in the first quarter. Mobile service revenue increased 13.7% organically—compared to 10.3% in the prior quarter—and 20.1% once the Oi revenues are taken into account. Postpaid revenue rose 14% and prepaid revenue 12.3%, organically.

FTTH in over 250 cities

Fixed-line service revenue declined 2.5% resulting from an 11.2% contraction in PayTV revenue and 13.1% in wireline voice revenue. Broadband revenue increased 5.0%—that compares to 4.3% in the first quarter—as we continued to roll-out fiber, now available in over 250 cities, 24 cities more than at the end of March; this has been instrumental to continue to lead in the Ultrabroadband market. Regarding corporate networks we posted the highest growth on record at 22.5% with strong performance of IOT and Digital Solutions.

EBITDA +8.8% YoY

EBITDA came in at 4.3 billion reais in the quarter, an 8.8% increase from the year-earlier quarter, as the EBITDA margin rose to 40.5% from 40.1%.

We were a net gainer from Mobile Number Portability in the second quarter. To further improve our customer experience, in July we launched 5G services in Brasilia with full capability and will continue with the rollout in all major cities in Brazil.

1Source: Ookla

    Income Statement Brazil Millions of BrL

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	10,509	9,755	7.7%	20,540	19,529	5.2%

Total Service Revenue	10,179	9,427	8.0%	19,884	18,907	5.2%

Wireless Revenue	5,560	4,685	18.7%	10,596	9,249	14.6%

Service Revenue	5,253	4,375	20.1%	9,983	8,665	15.2%

Equipment Revenue	307	310	-0.8%	613	584	4.9%

Fixed Line Revenue	4,926	5,052	-2.5%	9,901	10,242	-3.3%

EBITDA	4,261	3,916	8.8%	8,280	7,821	5.9%

% total revenue	40.5%	40.1%		40.3%	40.0%

EBIT	1,473	1,383	6.6%	2,807	2,638	6.4%

% total revenue	14.0%	14.2%		13.7%	13.5%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenue include other income.

Brazil Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	85,735	67,772	26.5%

Postpaid	47,979	39,134	22.6%

Prepaid	37,756	28,638	31.8%

ARPU (BrL)	22	22	2.1%

Churn (%)	2.90%	3.20%	(0.3)

Revenue Generating Units (RGUs)(1)	24,699	25,930	-4.7%

(1)Fixed Line, Broadband and Television. The number of PayTV units has been adjusted to the criteria by which we report to the local regulator.

Colombia

612k mobile net adds, 60% YoY

We finished the quarter with 36.3 million wireless subscribers, 7.3% more than a year before, after net additions of 612 thousand, a 60% increase compared to last year’s quarter. The postpaid base grew 15.4%, to 9.3 million clients after net adds of 272 thousand—70.4% greater than last year’s, with prepaid net adds totaling 340 thousand. Fixed-line RGUs totaled 9.1 million and were up 4.6% over the year.

Mobile service revenue +2.3% YoY

Revenue expanded 3.2% to 3.7 trillion Colombian pesos, with service revenue rising 1.8%, up from 1.3% in the prior quarter. Mobile service revenue increased 2.3% relative to those of a year before; the recovery was more noticeable in prepaid than in postpaid, as revenue was up 4.2% in the former and 1.3% in the latter. Fixed-line service revenue expanded 1.2% with mixed results: on one hand a strong performance in corporate networks revenue that rose 19.1%, but on the other hand more intense competition in the broadband segment which resulted in a revenue decline of 3.8%.

EBITDA +1.3% YoY

We posted EBITDA growth of 1.3% to 1.5 trillion Colombian pesos, with the EBITDA margin for the period declining slightly to 42.0% of revenue. We had higher subscriber acquisition costs stemming from the 60% increase in net adds.

    Income Statement – Colombia Billions of COP

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun21	Var.%

Total Revenue(1)	3,687	3,573	3.2%	7,425	7,122	4.3%

Total Service Revenue	2,836	2,785	1.8%	5,666	5,579	1.6%

Wireless Revenue	2,497	2,368	5.4%	5,039	4,734	6.5%

Service Revenue	1,699	1,662	2.3%	3,387	3,352	1.1%

Equipment Revenue	797	707	12.8%	1,653	1,382	19.5%

Fixed Line Revenue	1,162	1,152	0.9%	2,332	2,285	2.1%

EBITDA	1,549	1,529	1.3%	3,155	3,062	3.0%

% total revenue	42.0%	42.8%		42.5%	43.0%

EBIT	895	910	-1.6%	1865	1,820	2.5%

% total revenue	24.3%	25.5%		25.1%	25.6%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Colombia Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)(1)	36,322	33,844	7.3%

Postpaid	9,320	8,078	15.4%

Prepaid	27,002	25,765	4.8%

ARPU (COP)	15,850	16,545	-4.2%

Churn (%)	3.50%	3.90%	(0.4)

Revenue Generating Units (RGUs)(2)	9,075	8,673	4.6%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2)Fixed Line, Broadband and Television.

Peru

142k postpaid net adds

Our wireless subscriber base reached 12.2 million by the end of June, 6.1% more than a year before by adding 136 thousand subscribers in the quarter. The postpaid base grew 15.2% to 5.4 million after net gains of 142 thousand postpaid clients. Fixed-line RGUs were just shy of two million and increased 5.7% year-on-year.

Mobile service revenue +7.5% YoY

Total revenue of 1.6 billion soles was 7.1% higher than that obtained the prior year with service revenue up 6.3% on the back of mobile service revenue growth of 7.5%. We continued to experience a migration from prepaid to postpaid as a result of attractive commercial offers in the latter, which led to a 13.4% expansion in postpaid revenue at a cost of an 8.3% reduction in prepaid revenue. Fixed-line service revenue increased 2.9% led by PayTV and broadband revenue, up 7.5% and 5.6%, respectively.

EBITDA margin 32% of revenue

Second quarter EBITDA came in 10.6% below last year at 514 million soles. Following the trend observed in precedent quarters, the contraction in EBITDA derived mostly from intense commercial activity and subscriber acquisition costs. The EBITDA margin was 32.2% in the quarter, practically flat quarter-over-quarter.

    Income Statement Peru Millions of Soles

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	1,599	1,493	7.1%	3,195	2,936	8.8%

Total Service Revenue	1,156	1,088	6.3%	2,294	2,134	7.5%

Wireless Revenue	1,299	1,201	8.1%	2,601	2,368	9.8%

Service Revenue	864	804	7.5%	1,714	1,579	8.6%

Equipment Revenue	435	398	9.4%	887	789	12.4%

Fixed Line Revenue	292	284	2.9%	580	555	4.5%

EBITDA	514	575	-10.6%	1,026	1,121	-8.4%

% total revenue	32.2%	38.5%		32.1%	38.2%

EBIT	219	286	-23.5%	432	552	-21.7%

% total revenue	13.7%	19.2%		13.5%	18.8%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Peru Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	12,202	11,501	6.1%

Postpaid	5,366	4,659	15.2%

Prepaid	6,836	6,842	-0.1%

ARPU (Sol)	24	24	0.5%

Churn (%)	4.30%	3.90%	0.3

Revenue Generating Units (RGUs)(1)	1,962	1,855	5.7%

(1)Fixed Line, Broadband and Television.

Ecuador

55k wireless net adds

We finished the quarter with 8.8 million wireless subscribers—6.0% more than a year before—after net adds of 55 thousand of which 24 thousand were postpaid. On the fixed-line segment, we had a total of 582 thousand RGUs, 18.0% more than a year before.

Service revenues +0.4% YoY

Second quarter revenue was 1.4% higher than those of a year before. Service revenue posted a 0.4% increase after thirteen consecutive quarters of declines. Wireless service revenue showed modest growth of 0.2% compared to -4.0% and -6.4% in the precedent quarters. Postpaid revenue was up 2.0%, but those from prepaid fell 2.2% short from a year before. Fixed-line service revenue exceeded by 2.2% compared with 2021.

EBITDA margin at 44.9% of revenue

EBITDA was practically flat from a year before at 115 million dollars. The EBITDA margin for the period stood at 44.9% of revenue.

The demonstrations that took place in June impacted the mobility of the population which affected our commercial operations and the pace of our revenue growth.

Income Statement Ecuador Millions of Dollars

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	256	252	1.4%	505	506	-0.1%

Total Service Revenue	225	224	0.4%	445	451	-1.4%

Wireless Revenue	228	225	1.2%	450	453	-0.6%

Service Revenue	198	198	0.2%	392	400	-1.9%

Equipment Revenue	30	27	9.0%	58	53	9.2%

Fixed Line Revenue	27	27	1.1%	55	52	4.3%

EBITDA	115	115	0.1%	229	224	2.2%

% total revenue	44.9%	45.5%		45.3%	44.4%

EBIT	64	60	6.6%	127	115	10.2%

% total revenue	25.0%	23.8%		25.1%	22.8%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Ecuador Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	8,802	8,308	6.0%

Postpaid	2,135	2,048	4.2%

Prepaid	6,668	6,260	6.5%

ARPU (US$)	8	8	-6.3%

Churn (%)	3.30%	3.40%	-10.0%

Revenue Generating Units (RGUs)(1)	582	493	18.0%

(1)Fixed Line, Broadband and Television.

Chile

92k mobile net adds

We added 92 thousand wireless subscribers in the second quarter to finish June with 7.2 million subscribers, 7.1% more than in the prior year. On the fixed-line segment, we had 1.3 million RGUs, following net disconnections of 33 thousand units.

Corporate network revenue +6.7% YoY

Revenue of 187.2 billion Chilean pesos was down 3.7% relative to that of a year before. Competition remains intense in both the mobile and fixed-line segments and was behind service revenue dropping 7.7%. Mobile service revenue fell 10.1% while fixed-line service revenue declined 5.1%. Corporate networks revenue growth accelerated to 6.7% from 3.2% in the precedent quarter, reflecting a strong focus on the enterprise segment.

EBITDA margin at 17%

EBITDA was off 17.4% from the year-earlier quarter at 32.5 billion Chilean pesos. The margin for the period was equivalent to 17.4% of revenue.

Income Statement Chile Millions of ChP

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	187,224	194,423	-3.7%	387,238	394,515	-1.8%

Total Service Revenue	149,549	162,097	-7.7%	303,439	325,100	-6.7%

Wireless Revenue	115,803	119,074	-2.7%	242,854	243,699	-0.3%

Service Revenue	78,150	86,900	-10.1%	159,092	175,499	-9.3%

Equipment Revenue	37,652	32,174	17.0%	83,762	68,200	22.8%

Fixed Line Revenue	71,400	75,197	-5.0%	144,349	149,602	-3.5%

EBITDA	32,538	39,395	-17.4%	68,545	83,923	-18.3%

% total revenue	17.4%	20.3%		17.7%	21.3%

EBIT	-30,395	-20,801	-46.1%	-50,638	-29,359	-72.5%

% total revenue	-16.2%	-10.7%		-13.1%	-7.4%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Chile Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	7,228	6,746	7.1%

Postpaid	2,989	2,617	14.2%

Prepaid	4,239	4,129	2.7%

ARPU (ChP)	3,540	4,553	-22.2%

Churn (%)	4.40%	4.80%	-50.0%

Revenue Generating Units (RGUs)(1)	1,284	1,372	-6.4%

(1)Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

168k wireless net adds and 92k new broadband accesses

We obtained 168 thousand new wireless subscribers in the period—139 thousand were postpaid—to finish June with a total of 23.7 million wireless subscribers, 4.3% more than a year before. Fixed-line RGUs increased 54.3% to 2.1 million after adding 92 thousand broadband accesses and 52 thousand PayTV subscriptions.

Inflationary pressures have been very strong in Argentina and became even more intense in the second quarter. The acceleration of inflation resulted in revenue of 54.3 billion Argentinean pesos falling 7.3% in after-inflation terms. Service revenue declined 10.7% as mobile services revenue was down 11.2% and fixed-line service revenue was off 7.7%, all of the above in real terms.

EBITDA margin at 40% of revenue

Second quarter EBITDA was down 6.0% to 21.9 billion Argentinean pesos. However, the margin expanded 50 basis points from the year-earlier quarter to 40.2% of revenue as a result of our efforts to contain costs.

Income Statement Argentina Millions of constant ARS of June 2022

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	54,314	58,601	-7.3%	111,643	117,953	-5.3%

Total Service Revenue	43,127	48,319	-10.7%	90,172	96,255	-6.3%

Wireless Revenue	48,086	51,820	-7.2%	98,601	104,977	-6.1%

Service Revenue	37,051	41,734	-11.2%	77,392	83,548	-7.4%

Equipment Revenue	11,034	10,086	9.4%	21,208	21,428	-1.0%

Fixed Line Revenue	6,076	6,585	-7.7%	12,780	12,706	0.6%

EBITDA	21,859	23,267	-6.0%	44,586	46,783	-4.7%

% total revenue	40.2%	39.7%		39.9%	39.7%

EBIT	17,645	18,366	-3.9%	35,758	36,645	-2.4%

% total revenue	32.5%	31.3%		32.0%	31.1%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Argentina Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	23,669	22,697	4.3%

Postpaid	8,998	8,642	4.1%

Prepaid	14,672	14,055	4.4%

ARPU (ARS)	507	378	34.1%

Churn (%)	1.60%	1.20%	40.0%

Revenue Generating Units (RGUs)(1)	2,101	1,362	54.3%

(1)Fixed Line, Broadband and Television.

Central America

213k mobile net adds and 71k new fixed-line RGUs

Our wireless subscriber base finished June with nearly 17 million clients, 6.7% more than in the same period of last year. Net additions totaled 213 thousand subscribers of which 40 thousand were postpaid. On the fixed-line segment we had 4.6 million RGUs, 5.2% more than a year before after connecting 71 thousand new accesses, including 25 thousand broadband accesses and 40 thousand PayTV clients.

Mobile service revenue +3.5% YoY

Revenue reached 620 million dollars, 3.5% more than a year before. Service revenue rose 1.9% on the back of mobile service revenue that increased 3.5%. Prepaid revenue was up 4.9% and postpaid revenue continued to recover, expanding 1.7%. Fixed-line service revenue declined 1.2% year-on-year as the growth of broadband and PayTV revenue, 1.5% and 2.9%, respectively failed to compensate for the decline in voice.

EBITDA margin at 42% of revenue

EBITDA came in at 259 million dollars, up 1.1% relative to the year-earlier quarter. The margin for the period stood at 41.7% of revenue.

Income Statement Central America Millions of Dollars

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	620	599	3.5%	1223	1179	3.7%

Total Service Revenue	529	519	1.9%	1054	1032	2.1%

Wireless Revenue	429	408	5.1%	837	797	5.1%

Service Revenue	350	338	3.5%	694	669	3.6%

Equipment Revenue	78	69	13.0%	144	127	12.8%

Fixed Line Revenue	186	187	-0.2%	375	374	0.2%

EBITDA	259	256	1.1%	516	495	4.3%

% total revenue	41.7%	42.7%		42.2%	42.0%

EBIT	117	115	1.8%	231	215	7.0%

% total revenue	19.0%	19.3%		18.9%	18.3%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Central America Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	16,976	15,912	6.7%

Postpaid	2,463	2,314	6.4%

Prepaid	14,513	13,599	6.7%

ARPU (US$)	7	7	-2.7%

Churn (%)	6.00%	5.90%	10.0%

Revenue Generating Units (RGUs)(1)	4,552	4,327	5.2%

(1)Fixed Line, Broadband and Television.

Caribbean

76k wireless net adds in Dominican Republic

Our subscriber base in Dominican Republic ended June with 6.2 million clients, 8.6% more than last year. We added 63 thousand prepaid clients and 13 thousand postpaids which resulted in an increase of 10.2% of the prepaid base and 3.6% for that of postpaid. Fixed-line RGUs expanded 3.0% over the year to two million accesses with broadband leading the way.

Mobile service revenue up 6.9% YoY

In Dominican Republic, revenue rose 6.7% year-on-year to 14.6 billion Dominican pesos, with service revenue rising 6.4%. Wireless service revenue was up 6.9% in the period increasing 8.9% in the prepaid segment and 4.4% on postpaid. Fixed-line service revenue was 5.8% greater than last year’s on the back of broadband revenue that expanded 15.1% and corporate networks revenue that was up 13.0%.

EBITDA +8.6% YoY

EBITDA increased 8.6% to 7.6 billion Dominican pesos, with the EBITDA margin expanding 0.9 percentage points to 51.8%.

Subscriber base +1.8% YoY in Puerto Rico

In Puerto Rico we had just over one million wireless subscribers at the end of June, 1.8% more than a year before, and we had 651 thousand fixed-line RGUs.

Wireless service revenue +2.7% YoY

Revenue declined 1.9%, but service revenue was up slightly, 0.4%, with the annual comparison still affected by the decline in federal funds received in 2021; adjusting for this extraordinary base effect, service revenue would have increased 5.2%. Wireless service revenue increased 2.7% led by revenue expansion of 4.6% on the postpaid division that compares to an 8.5% decline in prepaid. Fixed-line service revenue declined 2.8% (+9.6% adjusted for federal government aid funds); mostly on the back of PayTV and broadband revenue. EBITDA fell 6.8% and the margin was equivalent to 19.8% of revenue.

Income Statement Caribbean Millions of Dollars

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	488	467	4.5%	961	919	4.5%

Total Service Revenue	429	405	5.9%	845	799	5.8%

Wireless Revenue	312	295	5.7%	618	581	6.3%

Service Revenue	252	235	7.1%	502	464	8.1%

Equipment Revenue	59	59	0.3%	116	117	-0.7%

Fixed Line Revenue	178	171	4.2%	348	339	2.6%

EBITDA	181	169	7.0%	360	333	8.4%

% total revenue	37.2%	36.3%		37.5%	36.2%

EBIT	94	84	11.9%	186	165	12.6%

% total revenue	19.3%	18.0%		19.3%	17.9%

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Caribbean Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	7,222	6,713	7.6%

Postpaid	2,157	2,112	2.1%

Prepaid	5,065	4,601	10.1%

ARPU (US$)	12	12	-1.7%

Churn (%)	3.00%	2.90%	10.0%

Revenue Generating Units (RGUs)(1)	2,673	2,615	2.2%

(1)Fixed Line, Broadband and Television.

Austria

222k wireless net adds

After adding 222 thousand new clients in the second quarter, almost all postpaid, our wireless subscriber base finished June with 8.3 million wireless subscribers. On the fixed-line platform we had nearly three million RGUs, including 1.3 million broadband accesses and 302 thousand PayTV units.

Mobile service revenue +6.2% YoY

Revenue increased 1.5% over the year to 676 million euros in the second quarter. Service revenue was up 2.1%—from 1.3% in the first quarter—with mobile revenue rising 6.2%. We saw a strong performance in both the postpaid and the prepaid segments, at 6.3% and 5.4%, respectively. We have experienced strong demand for mobile WiFi and have benefited from a resurgence of roaming revenue and certain inflation-linked price adjustments. Fixed-line service revenue fell 0.8% on account of a contraction in retail fixed-line revenue stemming from disconnections of voice and low-bandwidth RGUs as well as from lower interconnection revenues.

EBITDA 3.7% YoY

EBITDA after restructuring charges was up 3.7% as service revenue growth exceeded the cost increases derived from energy and other commercial expenses. The margin for the quarter stood at 38.2% of revenue, 0.8 percentage points above last year’s.

Income Statement Austria Millions of Euros

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	676	666	1.5%	1,340	1,324	1.2%

Total Service Revenue	603	591	2.1%	1,191	1,172	1.7%

Wireless Revenue	302	291	3.7%	604	585	3.2%

Service Revenue	255	240	6.2%	504	477	5.8%

Equipment Revenue	47	51	-8.0%	99	108	-8.2%

Fixed Line Revenue	362	361	0.5%	709	713	-0.5%

EBITDA	258	249	3.7%	503	478	5.2%

% total revenue	38.2%	37.4%		37.5%	36.1%

Adjusted EBITDA(1)	279	270	3.1%	544	520	4.7%

% total revenue	41.2%	40.5%		40.6%	39.3%

EBIT	123	109	12.6%	229	203	12.9%

% total revenue	18.2%	16.4%		17.1%	15.4%

For further detail please visit www.a1.group/en/investor-relations

(1)Total revenue include other income.

(2)Does not include restructuring charges in Austria.

Austria Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)(1)	8,306	7,484	11.0%

Postpaid	7,239	6,471	11.9%

Prepaid	1,066	1,013	5.2%

ARPU (euros)	11	11	-4.2%

Churn (%)	0.70%	0.90%	-20.0%

Revenue Generating Units (RGUs)(2)	2,995	3,096	-3.3%

(1)Includes A1 Digital subscribers.

(2)Fixed Line, Broadband and Television.

Other European

132k wireless net adds and 36k new broadband accesses

Our combined operations in Eastern Europe had 15 million wireless subscribers by the end of June, 0.9% more than a year before. Net additions of 132 thousand in the quarter include 60 thousand from Bulgaria, 50 thousand from Croatia and 21 thousand from Serbia. On the fixed-line segment we reached 3.1 million RGUs, 5.5% more than a year before after connecting 36 thousand new broadband accesses and 51 thousand PayTV units.

Service revenue +10% YoY

Second quarter revenue increased 7.3% above the same period of 2021 at 544 million euros. Service revenue expanded 10.2% annually with those coming from fixed-line growing 11.8% and those from mobile 9.6%. All countries posted service revenue growth in both segments. Bulgaria led the way expanding its service revenue by 12.5% followed by Serbia with 10.2% and Belarus with 9.9%.

EBITDA +10% YoY

EBITDA for the block increased 10.3%, the fastest pace amongst our operations, to reach 211 million euros in the quarter. The margin climbed one percentage point in twelve months to 38.7% of revenues. We have experienced increased energy costs in most markets, as well as higher workforce and content costs in some of these countries. However, we have been improving operational efficiencies and equipment margins.

Income Statement Other European Millions of Euros

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Total Revenue(1)	544	507	7.3%	1,052	991	6.2%

Total Service Revenue	432	392	10.2%	837	772	8.3%

Wireless Revenue	417	395	5.7%	806	770	4.6%

Service Revenue	322	294	9.6%	621	577	7.6%

Equipment Revenue	95	101	-5.7%	185	193	-4.3%

Fixed Line Revenue	115	103	11.6%	226	204	10.7%

EBITDA	211	191	10.3%	409	373	9.6%

% total revenue	38.7%	37.7%		38.9%	37.7%

EBIT	110	93	18.5%	211	176	19.4%

% total revenue	20.2%	18.3%		20.0%	17.8%

For further detail please visit www.a1.group/en/investor-relations

(1)Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income.

Other European Operating Data

	2Q22	2Q21	Var.%

Wireless Subscribers (thousands)	14,969	14,841	0.9%

Postpaid	12,113	11,898	1.8%

Prepaid	2,856	2,943	-3.0%

ARPU (euros)	7	7	7.8%

Churn (%)	1.5%	1.3%	0.2

Revenue Generating Units (RGUs)(1)	3,140	2,975	5.5%

(1)Fixed Line, Broadband and Television.

Exchange Rates Local Currency Units per MxP

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Euro

End of Period	0.0477	0.0426	12.1%	0.0477	0.0426	12.1%

Average	0.0468	0.0414	13.1%	0.0451	0.0411	9.6%

U.S.

End of Period	0.05	0.0505	-0.9%	0.05	0.0505	-0.9%

Average	0.0499	0.0499	0.0%	0.0493	0.0496	-0.5%

Brazilean Real

End of Period	0.2621	0.2526	3.8%	0.2621	0.2526	3.8%

Average	0.2453	0.2645	-7.2%	0.2503	0.2669	-6.2%

Argentinean Peso

End of Period	6.2663	4.8337	29.6%	6.2663	4.8337	29.6%

Average	5.8822	4.6912	25.4%	5.5335	4.525	22.3%

Chilean Peso

End of Period	46.6397	36.7505	26.9%	46.6397	36.7505	26.9%

Average	41.9412	35.7278	17.4%	40.674	35.6841	14.0%

Colombian Peso

End of Period	206.5315	189.7049	8.9%	206.5315	189.7049	8.9%

Average	195.2361	184.1971	6.0%	192.9216	179.5143	7.5%

Guatemalan Quetzal

End of Period	0.3881	0.3911	-0.8%	0.3881	0.3911	-0.8%

Average	0.3837	0.3853	-0.4%	0.3794	0.3835	-1.1%

Peruvian Sol

End of Period	0.1916	0.1952	-1.8%	0.1916	0.1952	-1.8%

Average	0.1872	0.1895	-1.2%	0.1864	0.1849	0.8%

Dominican Republic Peso

End of Period	2.7541	2.889	-4.7%	2.7541	2.889	-4.7%

Average	2.7555	2.8519	-3.4%	2.7585	2.8536	-3.3%

Exchange Rates Local Currency units per USD

	2Q22	2Q21	Var.%	Jan-Jun 22	Jan-Jun 21	Var.%

Euro

End of Period	0.9538	0.8433	13.1%	0.9538	0.8433	13.1%

Average	0.9388	0.8301	13.1%	0.914	0.8298	10.1%

Mexican Peso

End of Period	19.9847	19.8027	0.9%	19.9847	19.8027	0.9%

Average	20.04	20.0438	0.0%	20.28	20.1751	0.5%

Brazilean Real

End of Period	5.238	5.0022	4.7%	5.238	5.0022	4.7%

Average	4.9166	5.3008	-7.2%	5.0756	5.3842	-5.7%

Argentinean Peso

End of Period	125.23	95.72	30.8%	125.23	95.72	30.8%

Average	117.8793	94.0292	25.4%	112.22	91.2931	22.9%

Chilean Peso

End of Period	932.08	727.76	28.1%	932.08	727.76	28.1%

Average	840.5028	716.1197	17.4%	824.8671	719.9293	14.6%

Colombian Peso

End of Period	4,127.47	3,756.67	9.9%	4,127.47	3,756.67	9.9%

Average	3,912.5390	3,692.0052	6.0%	3,912.4429	3,621.7134	8.0%

Guatemalan Quetzal

End of Period	7.7561	7.744	0.2%	7.7561	7.744	0.2%

Average	7.6893	7.7233	-0.4%	7.6939	7.7376	-0.6%

Peruvian Sol

End of Period	3.83	3.866	-0.9%	3.83	3.866	-0.9%

Average	3.7513	3.798	-1.2%	3.7807	3.7298	1.4%

Dominican Republic Peso

End of Period	55.04	57.21	-3.8%	55.04	57.21	-3.8%

Average	55.2209	57.1628	-3.4%	55.9416	57.5708	-2.8%

Appendix

Financial Debt of América Móvil(1) Millions

	Jun-22	Dec-21

Peso - denominated debt (MxP)	104,948	85,737

Bonds(2)	51,809	51,657

Banks and others	53,139	34,080

U.S. Dollar - denominated debt (USD)	9,451	8,466

Bonds	8,746	7,751

Banks and others	705	715

Euro - denominated Debt (EUR)	7,739	8,497

Bonds	6,639	7,697

Commercial Paper	0	0

Banks and others	1,100	800

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	9,391	5,500

Bonds	7,750	5,500

Banks and others	1,641	0

Debt denominated in other currencies(3) (MxP)	20,119	23,384

Bonds	5,461	6,102

Banks and others	14,658	17,282

Total Debt (MxP)	565,474	564,030

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	157,480	163,278

Net Debt (MxP)	407,993	400,752

(1)This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2)Includes the effect of inflation-linked debt.

(3)Includes Peruvian soles and Chilean pesos.

(4)Includes fixed income securities with nominal tenor of more than one year.

Summary Cash Flow Millions of Mexican pesos

	Jan-Jun 22	Jan-Jun 21

Funds from Operations	67,136	117,158

Capital Expenditures	65,578	57,392

Free Cash Flow*	294	58,619

Dividends and Share Buybacks	13,144	11,170

Sale of Ownership Interest	19,590	3

Net Debt Amortizations	-43,835	36,866

Amortization of Labor Obligations	11,617	5,560

Other	-222	5,020

*There are approximately one billion pesos directed to the provisioning to the early retirement plans in Austria that has been substracted from the Free Cash Flow in 2022 and 2021

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after leases.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the difference between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2022	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer